UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 registration statement (File No. 333-263203), and related prospectus, as such registration statement and prospectus may be amended from time to time.

Item
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1. Opinion of Hogan Lovells (Luxembourg) LLP

Item 1

Hogan Lovells (Luxembourg) LLP 52, Boulevard Marcel Cahen L-1311 Luxembourg Grand Duchy of Luxembourg T +352 26 4 26 0 F +352 26 4 26 999 www.hoganlovells.com
21 June 2022

Millicom International Cellular S.A. 2, rue du Fort Bourbon L-1249 Luxembourg Grand Duchy of Luxembourg (the "Addressee")	Alexander Koch Partner Alex.Koch@hoganlovells.com D +352 26 4 26 122 Our ref 297338 Matter ref.: 1G0384.000071 Project Olympic

Dear Madam/Sir,

We have acted as the Luxembourg legal adviser of Millicom International Cellular S.A., a public limited liability company (société anonyme) governed by the laws of the Grand-Duchy of Luxembourg, having its registered office at 2, rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies' Register (Registre de Commerce et des Sociétés de Luxembourg) (the "Companies' Register") under number B40630 (the "Company") in connection with the filing by the Company of a registration statement on Form F-3 (File No. 333-263203) and a prospectus supplement dated 18 May 2022 (together, the "Registration Statement") with the United States Securities and Exchange Commission ("SEC") pursuant to the United States Securities Act of 1933, as amended, related to the registration of preferential subscription rights (the "Rights") for an aggregate of up to 70,357,088 of the Company’s common shares, having a par value USD 1.50 per share (the "New Shares"), including New Shares represented by Swedish Depositary Receipts and those New Shares, if any, to be issued pursuant to the Underwriting Agreement, as defined below (the "Rights Offering").

Documents Examined

1.	For the purpose of giving this opinion, we have examined:

(a)	the following transaction documents (the "Transaction Documents"):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the executed New York law governed underwriting agreement dated 18 May 2022 (the "Underwriting Agreement") between the Company and Goldman Sachs International, J.P. Morgan Securities plc and Nordea Bank Abp, filial i Sverige, as representatives of the underwriters listed therein in Schedule 1 (together, the "Underwriters");

Hogan Lovells (Luxembourg) LLP is a limited liability partnership registered in England and Wales with registered number OC350977.  Registered office: Atlantic House, Holborn Viaduct, London EC1A 2FG.  Hogan Lovells (Luxembourg) LLP is registered with the Luxembourg bar.  Hogan Lovells (Luxembourg) LLP is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

"Hogan Lovells" is an international legal practice that includes Hogan Lovells International LLP and Hogan Lovells US LLP and their affiliated businesses, with offices in:  Alicante  Amsterdam  Baltimore  Beijing  Birmingham  Boston  Brussels  Colorado Springs  Denver  Dubai  Dusseldorf  Frankfurt  Hamburg  Hanoi  Ho Chi Minh City  Hong Kong  Houston  Johannesburg  London  Los Angeles  Luxembourg  Madrid  Mexico City  Miami  Milan  Minneapolis  Monterrey   Munich  New York  Northern Virginia  Paris  Perth  Philadelphia  Rome  San Francisco  São Paulo  Shanghai  Silicon Valley  Singapore  Sydney  Tokyo  Warsaw  Washington, D.C.   Associated Offices:  Budapest  Jakarta  Riyadh  Shanghai FTZ  Ulaanbaatar  Zagreb.   Business Service Centers:  Johannesburg  Louisville.

The word "partner" is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing.  Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members.  For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Millicom International Cellular S.A.	- 2 -	21 June 2022

(b)	the following corporate documents (the "Corporate Documents"):

(i)	an electronic copy of the articles of association (statuts coordonnés) of the Company as at 17 June 2022 (the "Articles");

(ii)	an electronic copy of the executed excerpt of the minutes (the "Minutes") of the meeting of the Company's board of directors (the "Board") held on 17 May 2022 recording the resolutions taken by the Board approving, inter alia, the Rights Offering and the corresponding share capital increase of the Company on the terms set out therein (the "Board Resolutions");

(iii)	an electronic copy of the executed resolutions dated 18 May 2022 taken by the chairman of the Board (the "Chairman") and the chief executive officer of the Company (the "CEO") determining the final pricing of the Rights Offering (the "Pricing Resolutions" and together with the Board Resolutions, the "Resolutions");

(iv)	an electronic copy of an excerpt from the Companies' Register dated 21 June 2022 pertaining to the Company (the "Excerpt"); and

(v)	an electronic copy of a certificate issued by the Companies' Register dated 21 June 2022 certifying that as at 20 June 2022 no judicial decision has been registered in the Companies' Register as per article 13, items 2 to 12, and article 14 of the law of 19 December 2002, as amended, regarding the Companies' Register, as well as the accounting and the annual accounts of companies, according to which any of the judicial procedures referred to in said articles (including bankruptcy (faillite), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite) and reprieve from payment (sursis de paiement)) would be applicable to the Company (the "Non-bankruptcy Certificate").

2.	In giving this opinion, we have relied, without further enquiry, on the Transaction Documents. We have not examined any other documents or records nor made any enquiries or searches. We were not involved in the drafting of the Transaction Documents.

Save for the examination of the Corporate Documents, we have not conducted any due diligence of any nature with regard to any party (including the Company).

Except for those matters of Luxembourg law which are specifically addressed in this opinion, we express no opinion or view on the Transaction Documents or the transaction contemplated by them, including (without limitation) whether the Transaction Documents and the transaction contemplated by them are effective to achieve the commercial, accounting, tax and/or other objectives of the Company.

Scope of Opinion

3.	This opinion is given only with respect to Luxembourg law in force at the date hereof. No opinion is expressed or implied as to the laws of any other territory, or as to matters of fact. We do not undertake to revise, update or amend this opinion in connection with or to notify or inform you of, any developments and/or changes under Luxembourg law subsequent to the date hereof.

This opinion and all non-contractual obligations arising out of or in connection with this opinion shall be governed by and construed in accordance with Luxembourg law and the competent Courts of Luxembourg-City shall have the exclusive jurisdiction thereon.

Hogan Lovells

Millicom International Cellular S.A.	- 3 -	21 June 2022

In this opinion Luxembourg legal concepts are expressed in English terms and not in their French or German terms, and these concepts may not be identical to the concepts described by the English terms as they exist under the laws of foreign jurisdictions. In the event of a conflict or inconsistency between legal terms or concepts, the relevant expression shall be deemed to refer exclusively to Luxembourg legal concepts, and we accept no liability for such conflict or inconsistency.

This opinion is strictly limited to the matters expressly set forth in Section 6 below. Unless otherwise specifically stated herein, we do not express any opinion on (i) public international law or on the rules promulgated under or by any treaty or treaty organisation, except insofar as such rules are directly applicable in Luxembourg, (ii) any registration duties required in connection with the entry into the Transaction Documents, (iii) tax matters or (iv) regulatory law, accounting law and/or as to the consequences thereof. Our liability (including that of our partners or employees) in respect of this opinion letter is limited to the assets of Hogan Lovells (Luxembourg) LLP (including insurances but excluding the private assets of partners or employees).

Benefit of Opinion

4.	This opinion is addressed to the Addressee and consent is given for the filing of this opinion as an exhibit to the Company’s report on Form 6-K to be filed by the Company on the date hereof with the SEC and its incorporation by reference into the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus and prospectus supplement forming a part of the Registration Statement.

Assumptions

5.	This opinion is subject to the following assumptions:

(a)	All original documents relied on or referred to herein are authentic and complete and all signatures and seals thereon are genuine and the persons purported to have signed have in fact signed; all documents provided to us as photocopies, facsimile, transmitted copies or other copies (including those transmitted to us electronically or obtained from a website) conform to the original documents to which they relate and the above assumption regarding original documents and the signatures and seals thereon apply.

(b)	The individuals who executed the Transaction Documents and any documents in relation thereto had the legal capacity (capacité légale) to do so.

(c)	The Board Resolutions were passed at a properly convened, constituted and conducted meeting of the Board at which all constitutional, statutory and other formalities were observed. The Resolutions have not been amended, revoked, declared null and void or rescinded and are in full force and effect. The Minutes are a true and complete record of the proceedings of the corresponding meeting.

(d)	The Corporate Documents and the information therein are complete, accurate and up-to-date as at the date hereof, save for the Excerpt which does not reflect the share capital increase of the Company made in the context of the Rights Offering pursuant to the notarial deed passed by Me Danielle Kolbach dated 17 June 2022 (the "Share Capital Increase") as recorded pursuant to a notarial deed passed by Me Danielle Kolbach dated 17 June 2022, and were complete, accurate and up-to-date when the Resolutions were passed (except that at the time when the Resolutions were passed, the then Company's articles of association were the same as the Articles save that they did not reflect the Share Capital Increase), and the Articles have not been amended since the date referred to therein.

(e)	The Transaction Documents were, when signed or otherwise executed, in their complete and final form, and accurately record all terms agreed between the

Hogan Lovells

Millicom International Cellular S.A.	- 4 -	21 June 2022

parties, and none of the Transaction Documents has been terminated or varied and no obligation under them has been waived.

(f)	The Transaction Documents and the Corporate Documents contain all relevant information which is material for the purposes of our opinion and there is no other arrangement or any other matter, event or information which affects the conclusions stated in this opinion.

(g)	All factual statements contained in the Transaction Documents are correct, complete and up-to-date.

(h)	The Transaction Documents and their effect on the Company are not affected by force majeure, fraud, misrepresentation, unforeseen circumstances, undue influence, duress (contrainte) or error and none of the Transaction Documents has been entered into by any party in connection with money laundering or any other unlawful activity.

(i)	The place of central administration (siège de l'administration centrale), the place of effective management (siège de direction effective) and (for the purposes of the Council Regulation (EC) N° 2015/848 of 20 May 2015 on insolvency proceedings, the "Insolvency Regulation") the centre of main interest (centre des intérêts principaux) of the Company are located at the place of its registered office (siège statutaire) in Luxembourg and the Company does not have any establishment (within the meaning of the Insolvency Regulation) outside Luxembourg.

(j)	The Company has complied with all requirements of Luxembourg law applicable to any business licence requirements or its domiciliation (in particular the law of 31 May 1999 on the domiciliation of companies as amended).

(k)	The Company has not resolved to enter into, and does not meet or threaten to meet the criteria for, any bankruptcy (faillite), liquidation (liquidation), general settlement or composition with creditors (concordat préventif de faillite), controlled management (gestion contrôlée) or moratorium or reprieve from payment (sursis de paiement) and has not been adjudicated bankrupt or been made subject to any other insolvency proceedings under any applicable law (other than Luxembourg law, but only to the extent opined on in this opinion) or otherwise been limited in its rights to dispose of its assets.

(l)	The entering into and the issue by the Company of the Transaction Documents and the performance by the Company of its obligations under the Transaction Documents fall within the Company's purpose, are in the Company's corporate interest and have been decided and performed for bona fide commercial reasons and without any fraudulent intent, nor any intent to disentitle anybody (including, for the avoidance of doubt, any third party) of its rights or to circumvent any applicable laws or regulations of any jurisdiction (including but not limited to any tax laws).

(m)	All shareholders of the Company being in the same situation are being treated equally.

(n)	For this opinion, we have assumed (i) the existence of sufficient authorised share capital at the relevant time to enable the Board to issue all of the New Shares (whether they are issued pursuant to the exercise of Rights or not) under the Rights Offering, (ii) the due and valid subscription and full payment of all of the New Shares (whether they are issued pursuant to the exercise of Rights or not) under the Rights

Hogan Lovells

Millicom International Cellular S.A.	- 5 -	21 June 2022

Offering in one or several tranches and delivery of proof thereof, (iii) due resolutions of an authorized representative of the Board to confirm the due and valid issuance and subscription of all of the New Shares (whether they are issued pursuant to the exercise of Rights or not) and full payment of all of the New Shares (whether they are issued pursuant to the exercise of Rights or not) (including any relevant share premium) under the Rights Offering in one or several tranches, (iv) the recording of the full issuance, subscription and payment of all of the New Shares (including any relevant share premium and whether they are issued pursuant to the exercise of Rights or not) and related share capital increase(s) of the Company before a Luxembourg notary in the form of (a) notarial deed(s) in accordance with the Luxembourg law of 10 August 1915, on commercial companies, as amended (the "Companies Act") and (v) the update(s) of the shareholders’ register of the Company to reflect accordingly the said issuance and subscription for all of the New Shares.

(o)	None of the directors of the Company had a conflict of interest with the matters covered by the Board Resolutions at the time the Board Resolutions were passed; neither the Chairman nor the CEO had a conflict of interest with the matters covered in the Pricing Resolutions at the time the Pricing Resolutions were passed.

(p)	The requirements of any applicable law in respect of the Rights Offering and/or the listing and admission to trading of the Rights and of the relevant New Shares on the Nasdaq Global Select Market in the United States and the relevant New Shares represented by the Swedish Depositary Receipts on the Main Market of Nasdaq Stockholm Aktiebolag in Sweden have been, will be and will remain fulfilled.

(q)	All authorizations, licenses, approvals and consents required under the laws or regulations of any jurisdiction (other than Luxembourg), which may be required in connection with the execution, delivery and performance of the Transaction Documents have been or will be obtained.

(r)	No provision of law (other than Luxembourg law) adversely affects or has any negative impact on the opinions expressed in this opinion.

Opinion

6.	Based on the foregoing and subject to the qualifications set out below and to any matters not disclosed to us, we are of the following opinion:

(a)	Status, capacity

The Company is duly incorporated and validly existing under Luxembourg law as a société anonyme.

(b)	Validity of the New Shares and Rights

Subject to item 5 (m) above and item 7.4 below, the New Shares of the Company to be issued in the context of the Rights Offering, including upon due exercise of the Rights or delivery against payment therefor in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid-up and non-assessable.

Hogan Lovells

Millicom International Cellular S.A.	- 6 -	21 June 2022

Qualifications

7.	This opinion is subject to the following qualifications:

7.1	No opinion is expressed on the validity and enforceability of the Transaction Documents.

7.2	As Luxembourg lawyers we are not qualified or able to assess the true meaning and purport of the terms of the Transaction Documents, and the obligations of the parties to the Transaction Documents under applicable law other than Luxembourg law, and we have made no investigation of such meaning and purport. Our review of the Transaction Documents and of any other documents subject or expressed to be subject to any law other than Luxembourg law has therefore been limited to the terms of such document as they appear to us on their face.

7.3	Our opinion is subject to the limitations resulting from bankruptcy (faillite), insolvency, liquidation (liquidation), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement or composition with creditors (concordat préventif de faillite), fraudulent conveyance (actio pauliana), reorganisation or similar Luxembourg or foreign laws and other laws of general application affecting creditors’ rights, including to the extent applicable, any pre-insolvency proceeding such as any recovery and/or resolution procedure within the meaning of the Luxembourg law dated 18 December 2015 on recovery and resolution of credit institutions and investment firms, implementing the Directive 2014/59/UE dated 15 May 2014 of the European Parliament and Council on recovery and resolution of credit institutions and investment firms and/or any similar pre-insolvency proceedings.

7.4	In this opinion "non-assessable" means, in relation to the New Shares, that the subscriber of such shares will as such have no obligation to make any payment to the Company or its creditors, other than the full share purchase price for the New Shares (including any relevant share premium) and provided that the New Shares are fully paid in. Such principle is reflected in article 410-1 (1) of the Companies Act which indicates: "a société anonyme is a company whose capital is divided into shares and which is formed of one or more persons who only contribute to a specific amount. (...)."

7.5	Any power of attorney or mandate (mandat), as well as any agency provisions granted and all appointments made by the Company, will terminate by law and without notice upon the Company's bankruptcy (faillite), and become ineffective upon the entering of the Company into controlled management (gestion contrôlée) and suspension of payment (sursis de paiement), unless otherwise agreed or provided between the parties.

7.6	The information contained in the Corporate Documents does not constitute conclusive evidence of the facts reflected therein. The Corporate Documents of or with respect to the Company (including notably the notice of a bankruptcy or a dissolution resolution, notice of appointment of a liquidator, insolvency receiver or similar officer) may not be held immediately at the Companies' Register and there may be a delay in the relevant document to appear on the file of the Company with the Companies' Register.

7.7	We have not considered and do not opine on whether the Transaction Documents comply with any public offering of securities and/or stock exchange listing and/or any securities laws disclosure requirements.

7.8	We express no opinion on any applicable licensing or similar requirements.

Hogan Lovells

Millicom International Cellular S.A.	- 7 -	21 June 2022

7.9	We express no opinion on the applicability of the Regulation (EU) No 648/2012 of the European Parliament and of the Council of 4 July 2012 on OTC Derivatives, central counterparties and trade repositories or any delegated or implementing regulations.

7.10	According to the provisions of article 100-13 §4 of the Companies Act and article 19-3 of the law of 19 December 2002, as amended, on the Companies' Register, on the accounting and the annual accounts of companies, documents and extracts of documents, such as articles of incorporation of a company will only be valid vis-à-vis third parties from the day of their publication in the Mémorial C, Recueil des Sociétés et Associations or the Recueil Electronique des Sociétés et Associations, as applicable unless the concerned party proves that the relevant third parties had prior knowledge of such documents. Third parties may however rely upon documents or extracts thereof. Nevertheless, for the fifteen days following the publication, such documents would not be enforceable against third parties who prove that it was impossible for them to have knowledge thereof.

7.11	Article 1200-1 of the Companies Act provides that the Luxembourg district court (Tribunal d'Arrondissement) dealing with commercial matters, may, at the request of the public prosecutor (Procureur d'Etat), order the dissolution and the liquidation of any company governed by Luxembourg law which seriously contravenes the provisions of the Companies Act, the Luxembourg Commercial Code or any other law governing commercial companies (such as the obligations to file its annual accounts within the legally determined timeframe), the assessment of which is left to the discretion of the competent courts.

7.12	As a general rule, any power of attorney or mandate (mandat) may be terminated at will (ad nutum) at any time notwithstanding that they are expressed to be irrevocable. In order to be valid and binding on the principal, such proxies, mandates and powers of attorneys must have a limited purpose and not be drafted in a general way and in broad terms.

7.13	A certificate of any party as to any matter provided therein might be held by a Luxembourg court not to be conclusive, final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis or in the event of manifest error.

7.14	We express no opinion as to the correctness or completeness, at all relevant times, of any warranty or representation given by the Company (expressly or impliedly) under or by virtue of the Transaction Documents.

7.15	We do not opine on any clause of the Transaction Documents incorporating by reference certain provisions of any documents which we have not reviewed and on which we have not been requested to opine.

7.16	We express no tax opinion whatsoever in respect of the Company or the tax consequences of the transactions contemplated by the Transaction Documents.

Yours faithfully

HOGAN LOVELLS (LUXEMBOURG) LLP

represented by

/s/ Alexander Koch

Alexander Koch

Partner

Hogan Lovells

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: June 21, 2022